Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-281995

PROSPECTUS

AKARI THERAPEUTICS, PLC

21,564,862,000 Ordinary Shares

Represented by 10,782,431 American Depositary Shares

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to an aggregate of 10,782,431 American Depositary Shares, or ADSs, representing up to an aggregate of 21,564,862,000 ordinary shares, par value $0.0001 per share of Akari Therapeutics, Plc, or ordinary shares, consisting of (i) 947,868 ADSs issued to certain of the selling shareholders in a private placement, or the December Private Placement, pursuant to a securities purchase agreement, dated December 27, 2023, by and among us and the investors listed therein, or the December SPA; (ii) 1,320,614 ADSs issued to certain of the selling shareholders in a private placement, or the March Private Placement, pursuant to an amended and restated securities purchase agreement, dated March 26, 2024, by and among us and the investors listed therein, or the March SPA; (iii) 132,061 ADSs issuable upon the exercise of placement agent warrants issued in connection with the March Private Placement; (iv) 4,029,754 ADSs issued to certain of the selling shareholders in a private placement, or the May Private Placement, pursuant to a securities purchase agreement, dated May 29, 2024, by and among us and the investors listed therein, or the May SPA; (v) 4,029,754 ADSs issuable upon the exercise of warrants issued pursuant to the May SPA; and (vi) 322,380 ADSs issuable upon the exercise of placement agent warrants issued in connection with the May Private Placement.

The selling shareholders are identified in the table commencing on page 10. Each ADS represents 2,000 ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants or placement agent warrants. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “AKTX”. On September 3, 2024, the closing price of our ADSs on the Nasdaq Capital Market was $3.675 per ADS.

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed in this prospectus under “Risk Factors” beginning on page 5 and in our reports filed with the Securities and Exchange Commission, which are incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2024.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information”.

You should rely only on the information that is contained in this prospectus or that is incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is in addition to or different from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of the ADSs means that information contained in this prospectus is correct after the date of this prospectus.

Throughout this prospectus, unless otherwise designated, the terms “we”, “us”, “our”, “Akari”, “the Company” and “our Company” refer to Akari Therapeutics, Plc and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, and “share capital” refer to the ordinary shares, ADSs, and share capital, respectively, of Akari.

Market data and certain industry data and forecasts used in, or incorporated by reference in, this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

We have obtained the statistical data, market data and other industry data and forecasts used in this prospectus and in our SEC filings incorporated herein by reference from publicly available information. We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. It does not contain all the information you should consider before investing in our securities. You should carefully read the entire prospectus, any applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus forms a part.

Overview

We are a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the C5 and LTB4 pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which has been shown to act on complement C5, preventing release of C5a and formation of C5b-9 (also known as the membrane attack complex, or MAC), and also independently and specifically inhibit LTB4 activity, both elements that are often co-located as part of the immune/inflammatory response. We believe the importance of nomacopan’s therapeutic potential is twofold. First, its dual inhibitory action may be able to prevent inflammatory and prothrombotic activities of two key pathways, and second, nomacopan’s bio-physical properties may allow it to be used in a variety of formulations and routes of administration, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous.

Up until May 2024, we were conducting a clinical trial of subcutaneous nomacopan for the treatment of hematopoietic stem cell transplant-related thrombotic microangiopathy, or HSCT-TMA, in pediatrics. Following completion of a portfolio prioritization review, we announced that our HSCT-TMA program will be suspended, as more fully described below. We are currently investigating long-acting PASylated-nomacopan, or PAS-nomacopan, for treatment of Geographic Atrophy, or GA, secondary to dry age-related macular degeneration, or dry AMD, in preclinical studies and expect to file an Investigational New Drug, or IND, application with the U.S. Food and Drug Administration, or the FDA, in 2025.

December 2023 Private Placement

On December 27, 2023, we entered into the December SPA with certain of the selling shareholders pursuant to which we agreed to sell and issue in a private placement an aggregate of 947,868 ADSs at a purchase price of $2.11 per ADS. The December Private Placement closed on December 29, 2023. The December SPA also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the December SPA, we agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, no later March 31, 2024 to register the resale of the ADSs purchased pursuant to the December SPA. The foregoing summary of the terms of the December SPA is subject to, and qualified in its entirety to the full text of the December SPA, which is filed as Exhibit 10.3 herewith.

March 2024 Private Placement

On March 11, 2024, we entered into a securities purchase agreement with certain of the selling shareholders pursuant to which we agreed to sell and issue in a private placement approximately $1.6 million of ADSs. Subsequently, on March 26, 2024, we entered into an amended and restated securities purchase agreement with certain of the selling shareholders pursuant to which we sold an aggregate of 1,320,614 ADSs at a purchase price of $1.48 per ADS. In connection with the March Private Placement, we agreed to issue to Paulson Investment Company, LLC, or Paulson, which acted as placement agent for the March Private Placement, warrants, or the March PA Warrants to purchase 132,061 ADSs at an exercise price of $1.85 per ADS (representing 125% of the price per ADS in the March Private Placement). The March PA Warrants expire on March 27, 2029. The March Private Placement closed on March 28, 2024. The March SPA also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the March SPA, we agreed to prepare and file a registration statement on Form S-3 with the SEC no later March 31, 2024 to register the resale of the ADSs (including ADSs issuable upon exercise of the March PA Warrants) purchased pursuant to the March SPA.

The foregoing summary of the terms of the March SPA is subject to, and qualified in its entirety to the full text of the March SPA, which is filed as Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC on March 11, 2024 and is incorporated by reference herein. The foregoing summary of the terms of the March PA Warrant is subject to, and qualified in its entirety to the full text of the March PA Warrant, which is filed as Exhibit 4.9 herewith.

May 2024 Private Placement

On May 29, 2024, we entered into the May SPA with certain of the selling shareholders pursuant to which we agreed to sell and issue in a private placement an aggregate of 4,029,754 ADSs and Series C warrants to purchase ADSs to purchase up to 4,029,754 ADSs, or the Series C Warrants, at a per unit price of $1.885 per ADS and Series C Warrant. The Warrants have a term of 3 years from the closing date of the Private Placement and have cashless exercise provisions. The Series C Warrants (other than those issued to Dr. Ray Prudo and Dr. Samir R. Patel) have an exercise price of $1.76 per ADS, which is equal to the official closing price of our ADSs on the Nasdaq Capital Market on May 29, 2024. The Series C Warrants issued to Dr. Ray Prudo and Dr. Samir R. Patel have an exercise price of $1.79 per ADS, which is equal to the price at which our ADSs were last sold on the Nasdaq Capital Market on May 29, 2024. The Series C Warrants expire on May 29, 2027. In connection with the May Private Placement, we agreed to issue to Paulson, which acted as placement agent for the May Private Placement, warrants, or the May PA Warrants to purchase 322,380 ADSs at an exercise price of $1.885 per ADS. The May PA Warrants expire on May 29, 2029.

At the first closing of the May Private Placement on May 31, 2024, we issued and sold 3,817,553 ADSs and Series C Warrants to purchase up to 3,817,553 ADSs, and the remaining 212,201 ADSs and Warrants to purchase up to 212,201 ADSs at the second closing on June 20, 2024. The May SPA also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the May SPA, we agreed to prepare and file a registration statement on Form S-3 with the SEC no later June 28, 2024 to register the resale of the ADSs (including ADSs issuable upon exercise of the Series C Warrants and May PA Warrants) purchased pursuant to the May SPA, which deadline was subsequently extended by amendment to September 1, 2024.

The foregoing summaries of the terms of the May SPA, Series C Warrant and May PA Warrant are subject to, and qualified in their entirety to the full text of the May SPA, Series C Warrant and May PA Warrant, which are filed as Exhibits 10.1, 4.1 and 4.2, respectively, to a Current Report on Form 8-K filed with the SEC on June 4, 2024 and is incorporated by reference herein.

Recent Developments

Peak Bio Merger

As previously disclosed in our Current Report on Form 8-K filed with the SEC on March 11, 2024, on March 4, 2024, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Peak Bio and Pegasus Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary, or Pegasus Merger Sub, pursuant to which, upon the terms and subject to the conditions thereof, Pegasus Merger Sub will be merged with and into Peak Bio, or the Merger, with Peak Bio surviving the Merger as our wholly-owned subsidiary.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger, or the Effective Time, each issued and outstanding share of Peak Bio common stock, par value $0.0001 per share, or the Peak Common Stock (other than (i) shares of Peak Common Stock held by Peak Bio as treasury stock, or shares of Peak Common Stock owned by us, Pegasus Merger Sub or any of our direct or indirect wholly-owned subsidiaries and (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive our ADSs representing a number of ordinary shares equal to an exchange ratio calculated in accordance with the Merger Agreement, or the Exchange Ratio, each such share duly and validly issued against the deposit of the requisite number of ordinary shares in accordance with the Deposit Agreement (as defined in the Merger Agreement). The Exchange Ratio will be calculated such that the total number of ADSs to be issued as merger consideration for the Peak Common Stock will be expected to be, upon issuance, approximately 50% of the outstanding shares of our ADSs (provided, certain adjustments to this ratio will be made in respect of the net cash, as determined in accordance with the Merger Agreement, of each of us and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger). The Merger Agreement provides that, under certain circumstances, additional ADSs may be issued to the holders of shares of Peak Common Stock following the consummation of the Merger equal to an exchange ratio calculated in accordance with the Merger Agreement, or the Additional Exchange Ratio.

Consummation of the Merger is subject to various conditions, including, among others, (i) approval of the Merger Agreement and Merger by Peak Bio stockholders, (ii) our shareholders authorizing our board of directors to allot the ordinary shares to be issued in connection with the Merger (to be represented by ADSs), (iii) the absence of any law or order prohibiting consummation of the Merger, (iv) our Registration Statement on Form S-4 (to be filed in connection with the Merger) having been declared effective, (v) the ADSs issuable to Peak Bio stockholders having been authorized for listing on the Nasdaq Capital Market, (vi) accuracy of the other party’s representations and warranties (subject to certain materiality standards set forth in the Merger Agreement), (vii) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (viii) the absence of a material adverse effect on the other party, (ix) the other party’s net cash being greater than negative $13.5 million and (x) the PIPE Investment (as defined in the Merger Agreement) shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the closing, and shall result in net proceeds to us of at least $10 million.

Either we or Peak Bio may terminate the Merger Agreement under certain circumstances, including if (i) the Merger is not completed by December 2, 2024, (ii) the other party’s board of directors withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction or (iii) our or Peak Bio’s board of directors, as applicable, resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the ADS issuance or Merger, as applicable, from our shareholders or Peak Bio’s stockholders, as applicable.

The foregoing summary of the terms of the Merger Agreement is subject to, and qualified in its entirety to the full text of the Merger Agreement, which is filed as Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC on March 11, 2024, as amended by a Side Letter, by and among us, Pegasus Merger Sub, Inc. and Peak

Bio, which is filed as Exhibit 10.5 to a Quarterly Report on Form 10-Q filed with the SEC on August 19, 2024, each of which are incorporated by reference herein.

Corporate Information

Our principal office is located at 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210, and our telephone number is (929) 274-7510. Our website address is www.akaritx.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making a decision to invest in our securities, in addition to the other information contained in this prospectus, in any accompanying prospectus supplement or incorporated by reference herein or therein, you should carefully consider the risks set forth below and the risks described under “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2023, and our subsequent Quarterly Reports, as well as any amendments thereto, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus and any applicable prospectus supplement, the documents incorporated by reference, and any free writing prospectus that we may authorize for use in connection with a specific offering. See the section titled “Where You Can Find More Information.”

Our auditor’s report on our consolidated financial statements states that our recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about our ability to continue as a going concern, which may have a detrimental effect on our ability to obtain additional funding.

The report of our U.S. independent registered public accounting firm on our consolidated financial statements for the period ended December 31, 2023, includes an explanatory paragraph raising substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. This opinion could materially limit our ability to raise funds. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result, we may have to liquidate our business and investors may lose their investment in our ADSs.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize any product candidates.

As of June 30, 2024, we had cash of approximately $4.2 million. We believe we do not have sufficient funds to fund our operations for the next twelve months as of the filing of this Quarterly Report on Form 10-Q. We will require additional capital in order to develop and commercialize our current product candidates or any product candidates that we acquire, if any. There is no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates, which raises substantial doubt about our ability to continue as a going concern. The report from our U.S. independent registered public accounting firm for our consolidated financial statements for the year ended December 31, 2023 included an emphasis of matter paragraph expressing substantial doubt about our ability to continue as a going concern. The inclusion of this going concern emphasis of matter paragraph could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise.

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside our control, including:

•

the type, number, scope, progress, expansion costs, results of and timing of our preclinical studies and clinical trials of PAS-nomacopan in GA, or any other indications or other product candidates which we are pursuing or may choose to pursue in the future as a result of the Merger;

•	the costs associated with completion of the Merger and integration of Peak Bio’s business;

•	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•

the costs and timing of obtaining or maintaining manufacturing for PAS-nomacopan for GA, or any other product candidates we may pursue following the Merger, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales, marketing, and reimbursement capabilities;

•	the costs and timing of enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that we may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

We have not sold any products, and we do not expect to sell or derive revenue from any product sales for the foreseeable future. We may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to us on acceptable terms or at all. General market conditions may make it difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares to decline.

If we are unable to obtain funding on a timely basis, we will be delayed or unable to complete ongoing and future preclinical studies and future clinical trials for PAS-nomacopan or other product candidates we may pursue following the Merger, and we may be required to significantly curtail some or all of our activities. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to our product candidates or some of our technologies or otherwise agree to terms unfavorable to us.

A substantial number of ADSs may be sold in this offering, which could cause the price of our ADSs to decline.

We are registering for resale 4,484,195 ADSs, representing 8,968,390,000 ordinary shares issuable upon the exercise of the March PA Warrants, Series C Warrants and May PA Warrants held by certain of the selling shareholders and 6,298,236 ADSs, representing 12,596,472,000 ordinary shares, issued directly to certain of the selling shareholders in the December Private Placement, March Private Placement and May Private Placement. This sale and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, could adversely affect the price of the ADSs on the Nasdaq Capital Market. We cannot predict the effect, if any, that market sales of those ADSs or the availability of those ADSs for sale will have on the market price of the ADSs.

Sales of a substantial number of shares of the ADSs by our existing shareholders in the public market could cause our share price to fall.

Sales of a substantial number of our ADSs in the public market or the perception that these sales might occur, could significantly reduce the market price of our ADSs and impair our ability to raise adequate capital through the sale of additional equity securities.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements and readers are cautioned that our actual results may differ materially from those discussed in the forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements. Such risks and uncertainties include, but are not limited to:

•	our needs for additional capital to fund our operations;

•	our ability to continue as a going concern;

•	uncertainties of cash flows and inability to meet working capital needs;

•	recent adjustments to our operating plans, including our pipeline prioritization;

•

an inability or delay in conducting preclinical activities, clinical trials and obtaining required marketing authorizations for PAS-nomacopan and any other product candidates, which may result in unexpected cost expenditures;

•	our ability to obtain orphan drug designation in additional indications;

•	risks inherent in drug development in general;

•	uncertainties in obtaining successful clinical results for PAS-nomacopan and any other product candidates and unexpected costs that may result therefrom;

•	our ability to attract and retain key employees;

•	difficulties enrolling patients in our clinical trials;

•	our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us;

•	our ability to complete a divestiture or secure a strategic partnership for nomacopan;

•

failure to realize any value of PAS-nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	our ability to consummate our planned merger with Peak Bio and our ability to successfully integrate operations with Peak Bio following the merger, if consummated;

•	inability to develop new product candidates and support existing product candidates;

•	the approval by the FDA, MHRA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market;

•	risks resulting from unforeseen side effects;

•	risk that the market for our products, if approved, may not be as large as expected;

•	risks associated with our disclosure controls and procedures may not be effective due to a material weakness;

•	inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation;

•	inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities;

•	the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom we depend;

•	unexpected cost increases and pricing pressures;

•	the volatility of capital markets and other macroeconomic factors, including due to inflationary pressures, banking instability, geopolitical tensions or the outbreak of hostilities or war; and

•

other risks and uncertainties, including those described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, as such risk factors may be amended, supplemented or superseded from time to time by our subsequent periodic reports we file with the SEC.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts, and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk factors” this prospectus, any applicable prospectus supplement and the documents we incorporate by reference herein and therein for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

You should read this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs, the March PA Warrants, Series C Warrants and May PA Warrants covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares represented by ADSs as described under “Plan of Distribution”.

We may receive proceeds from the exercise of the March PA Warrants, Series C Warrants and May PA Warrants. If all of the March PA Warrants, Series C Warrants and May PA Warrants mentioned above were exercised for cash in full, the proceeds would be approximately $8.0 million. We intend to use the net proceeds of such warrant exercises, if any, for research and development, general and administrative expenses, and for working capital purposes. Pending such uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or as otherwise pursuant our customary investment policies. We can make no assurances that any of the March PA Warrants, Series C Warrants or May PA Warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

SELLING SHAREHOLDERS

The ordinary shares represented by ADSs being offered by the selling shareholders are (i) those ordinary shares represented by ADSs, (ii) those ordinary shares represented by ADSs issuable upon exercise of the March PA Warrants, (iii) those ordinary shares represented by ADSs issuable upon exercise of the Series C Warrants, and (iv) those ordinary shares represented by ADSs issuable upon exercise of the May PA Warrants, in each case, previously issued in connection with the December Private Placement, March Private Placement and May Private Placement, together, the Private Placements.

For additional information regarding the issuance of the ADSs, the March PA Warrants, Series C Warrants and May PA Warrants to purchase ADSs, see “Prospectus Summary – December 2023 Private Placement – March 2024 Private Placement and – May 2024 Private Placement” above. We are registering the ordinary shares represented by ADSs in order to permit the selling shareholders to offer the ordinary shares represented by ADSs for resale from time to time. Other than with respect to (i) Paulson, which acted as our placement agent a registered direct offering in March 2023, a private placement in September 2023, the December Private Placement, March Private Placement and May Private Placement; (ii) Dr. Samir R. Patel, who currently serves as our interim Chief Executive Officer and President and a director on our board of directors; and (iii) Dr. Ray Prudo, who is the chairman of our board of directors, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares represented by ADSs by each of the selling shareholders. The second column lists the number of ordinary shares represented by ADSs beneficially owned by each selling shareholder, based on its ownership of ADSs and March PA Warrants, Series C Warrants or May PA Warrants, as of August 31, 2024, assuming exercise of the March PA Warrants, Series C Warrants or May PA Warrants to purchase ADSs held by the selling shareholders on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by ADSs being offered in this prospectus by the selling shareholders. The fourth and fifth columns list the amount of ordinary shares represented by ADSs owned after the offering, by number of ordinary shares represented by ADSs and percentage of outstanding ordinary shares, assuming in both cases the sale of all of the ordinary shares represented by ADSs offered by the selling shareholders pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the March PA Warrants, Series C Warrants and May PA Warrants, a selling shareholder may not exercise such warrants to the extent the exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the March PA Warrants, Series C Warrants and May PA Warrants which have not been exercised. The number of shares does not reflect this limitation. The selling shareholders may sell all, some or none of their ordinary shares represented by ADSs or warrants in this offering. See “Plan of Distribution.”

Information about the selling shareholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law. Unless otherwise noted below, the address of each selling shareholder listed on the table is c/o Akari Therapeutics, Plc., 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210.

The beneficial ownership of our ordinary shares is based on 24,289,232,698 ordinary shares outstanding on August 31, 2024.

Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Number of Ordinary Shares Owned After the Offering	Percentage of Ordinary Shares Owned After the Offering
Michael Chieco(1)	65,304,200	53,048,000	12,256,200	*
Aleksandr Simma(2)	53,048,000	53,048,000	0	*
Joseph P. Errico(3)	425,562,000	246,364,000	179,198,000	*
McCallum Family Ventures LLC(4)	212,200,000	212,200,000	0	*
Matthew Joseph Nachtrab Revocable Trust dtd 12/18/14(5)	4,244,028,000	4,244,028,000	0	*
Thomas Mollick(6)	2,509,727,000	1,939,382,000	570,345,000	2.34%
Joe Nachtrab(7)	63,660,000	63,660,000	0	*
PranaBio Investments LLC(8)	5,318,423,500	3,600,384,000	1,718,039,500	6.93%
Dr. Ray Prudo(9)	6,128,263,400	3,600,384,000	2,527,879,400	10.28%
Tapper Ventures Inc.(10)	636,604,000	636,604,000	0	*
Charles & Kathryn Theofilos(11)	4,244,028,000	4,244,028,000	0	*
Martin Krytus(12)	1,408,104,000	970,438,000	437,666,000	1.79%
TT Insurance(13)	424,508,000	424,508,000	37,500,000	*
Richard Jeanneret(14)	158,714,300	135,134,000	23,580,300	*
Paul M. & Mary Jo Arnold(15)	391,102,000	270,270,000	120,832,000	*
Hazem Algendi(16)	104,987,400	92,090,000	12,897,400	*
Amal Amin(17)	13,539,700	12,896,000	643,700	*
Christopher Clark(18)	61,323,400	42,836,000	18,487,400	*
Trent Davis(19)	19,264,700	16,066,000	3,198,700	*
Thomas Parigian(20)	61,323,400	42,836,000	18,487,400	*
Robert Setteducati(21)	61,323,400	42,836,000	18,487,400	*
Harry Striplin(22)	5,780,100	4,820,000	960,100	*
Malcolm Alexander Winks(23)	19,264,700	16,066,000	3,198,700	*
Donald Wojnowski(24)	768,881,400	470,590,000	298,291,400	1.22%
Marta Wypych(25)	22,291,400	18,178,000	4,113,400	*
Paulson Investment Company, LLC(26)	174,099,200	149,668,000	24,431,200	*

*	Denotes less than 1%
(1)

Includes (i) 26,524,000 ordinary shares represented by 13,262 ADSs issuable upon the exercise of warrants issued in the May Private Placement, (ii) 26,524,000 ordinary shares represented by 13,262 ADSs acquired in the May Private Placement, (iii) 9,000,000 ordinary shares represented by 4,500 ADSs held prior to the Private Placements and (iv) 3,256,200 ordinary shares represented by 1,628 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(2)

Includes (i) 26,524,000 ordinary shares represented by 13,262 ADSs issuable upon the exercise of warrants issued in the May Private Placement and (ii) 26,524,000 ordinary shares represented by 13,262 ADSs acquired in the May Private Placement.

(3)

Includes (i) 123,182,000 ordinary shares represented by 61,591 ADSs issuable upon the exercise of warrants issued in the May Private Placement, (ii) 123,182,000 ordinary shares represented by 61,591 ADSs acquired in the May Private Placement, (iii) 119,998,000 ordinary shares represented by 59,999 ADSs held prior to the Private Placements and (iv) 59,200,000 ordinary shares represented by 29,600 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(4)

Represents (i) 106,100,000 ordinary shares represented by 53,050 ADSs issuable upon the exercise of warrants issued in the May Private Placement and (ii) 106,100,000 ordinary shares represented by 53,050 ADSs acquired in the May Private Placement. The address for McCallum Family Ventures LLC is 11512 Hammock Oaks Ct, Lithia, FL 33547.

(5)

Includes (i) 2,122,014,000 ordinary shares represented by 1,061,007 ADSs issuable upon the exercise of warrants issued in the May 2024 Private Placement and (ii) 2,122,014,000 ordinary shares represented by 1,061,007 ADSs acquired in the May Private Placement. The address for the Matthew Joseph Nachtrab Revocable Trust dtd 12/18/14 is 116 Adalia Avenue, Tampa, FL 33606.

(6)

Includes (i) 530,502,000 ordinary shares represented by 265,251 ADSs issuable upon the exercise of warrants issued in the May Private Placement, (ii) 530,502,000 ordinary shares represented by 265,251 ADSs acquired in the May Private Placement, (iii) 878,378,000 ordinary shares represented by 439,189 ADSs acquired in the March Private Placement, (iv) 480,940,000 ordinary shares represented by 240,470 ADSs held prior to the Private Placements and (v) 89,405,000 ordinary shares represented by 44,703 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(7)

Includes (i) 31,830,000 ordinary shares represented by 15,915 ADSs issuable upon the exercise of warrants issued in the May 2024 Private Placement and (ii) 31,830,000 ordinary shares represented by 15,915 ADSs acquired in the May Private Placement.

(8)

Includes (i) 1,326,258,000 ordinary shares represented by 663,129 ADSs issuable upon the exercise of warrants issued in the May 2024 Private Placement, (ii) 1,326,258,000 ordinary shares represented by 663,129 ADSs acquired in the May Private Placement, (iii) 947,868,000 ordinary shares represented by 473,934 ADSs acquired in the December Private Placement, (iv) 1,228,765,500 ordinary shares represented by 614,382 ADSs held prior to the Private Placements and (v) 489,274,000 ordinary shares represented by 244,637 ADSs issuable upon the exercise of warrants held prior to the Private Placements. The address for PranaBio Investments LLC is 1701 Chicon St, Austin, TX 78702.

(9)

Includes (i) 1,326,258,000 ordinary shares represented by 663,129 ADSs issuable upon the exercise of warrants issued in the May 2024 Private Placement, (ii) 1,326,258,000 ordinary shares represented by 663,129 ADSs acquired in the May Private Placement, (iii) 947,868,000 ordinary shares represented by 473,934 ADSs acquired in the December Private Placement, (iv) 2,223,188,800 ordinary shares represented by 1,111,594 ADSs held prior to the Private Placements and (v) 304,690,600 ordinary shares represented by 152,345 ADSs issuable upon the exercise of warrants held prior to the Private Placements. The shares are held by Dr. Prudo, either in his individual capacity or as sole manager and member of RPC Pharma Limited, a Maltese corporation, or RPC, and Praxis Trustees Limited As trustee of the Sonic Healthcare Holding Company, or Praxis, respectively. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. Dr. Prudo disclaims beneficial ownership of the warrants and securities issuable upon exercise of the warrants.

(10)

Includes (i) 318,302,000 ordinary shares represented by 159,151 ADSs issuable upon the exercise of warrants issued in the May 2024 Private Placement and (ii) 318,302,000 ordinary shares represented by 159,151 ADSs acquired in the May Private Placement. The address for Tapper Ventures Inc. is 11601 Calf Path Dr., Tampa, FL 33626.

(11)

Includes (i) 2,122,014,000 ordinary shares represented by 1,061,007 ADSs issuable upon the exercise of warrants issued in the May Private Placement and (ii) 2,122,014,000 ordinary shares represented by 1,061,007 ADSs acquired in the May Private Placement.

(12)

Includes (i) 970,438,000 ordinary shares represented by 485,219 ADSs acquired in the March Private Placement, (ii) 306,666,000 ordinary shares represented by 153,333 ADSs held prior to the Private Placements and (iii) 131,000,000 ordinary shares represented by 65,500 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(13)

Includes (i) 387,008,000 ordinary shares represented by 193,504 ADSs acquired in the March Private Placement and (ii) 37,500,000 ordinary shares represented by 18,750 ADSs issuable upon the exercise of warrants held prior to the Private Placements. The address for TT Insurance is 4631 W El Prado Blvd., Tampa, FL 33629.

(14)

Includes (i) 135,134,000 ordinary shares represented by 67,567 ADSs acquired in the March Private Placement, and (ii) 23,580,300 ordinary shares represented by 11,790 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(15)

Includes 270,270,000 ordinary shares represented by 135,135 ADSs acquired in the March Private Placement, (ii) 110,832,000 ordinary shares represented by 55,416 ADSs held prior to the Private Placements and (iii) 10,000,000 ordinary shares represented by 5,000 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(16)

Represents (i) 92,090,000 ordinary shares represented by 46,045 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement and (ii) 12,897,400 ordinary shares represented by 6,448 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(17)

Represents (i) 9,726,000 ordinary shares represented by 4,863 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 3,170,000 ordinary shares represented by 1,585 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 643,700 ordinary shares represented 321 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(18)

Represents (i) 25,932,000 ordinary shares represented by 12,966 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 16,904,000 ordinary shares represented by 8,452 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 18,487,400 ordinary shares represented by 9,243 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(19)

Represents (i) 9,726,000 ordinary shares represented by 4,863 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 6,340,000 ordinary shares represented by 3,170 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 3,198,700 ordinary shares represented by 1,599ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(20)

Represents (i) 25,932,000 ordinary shares represented by 12,966 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 16,904,000 ordinary shares represented by 8,452 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 18,487,400 ordinary shares represented by 9,243 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(21)

Represents (i) 25,932,000 ordinary shares represented by 12,966 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 16,904,000 ordinary shares represented by 8,452 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 18,487,400 ordinary shares represented by 9,243 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(22)

Represents (i) 2,918,000 ordinary shares represented by 1,459 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 1,902,000 ordinary shares represented by 951 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 960,100 ordinary shares represented by 480 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(23)

Represents (i) 9,726,000 ordinary shares represented by 4,863 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 6,340,000 ordinary shares represented by 3,170 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 3,198,700 ordinary shares represented by 1,599 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(24)

Represents (i) 345,286,000 ordinary shares represented by 172,643 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 125,304,000 ordinary shares represented by 62,652 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, (iii) 180,000,000 ordinary shares represented by 90,000 ADSs held prior to the Private Placements and (iv) 118,291,400 ordinary shares represented by 59,145 ADSs issuable upon the exercise of warrants held prior to the Private Placements.

(25)

Represents (i) 12,896,000 ordinary shares represented by 6,448 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 5,282,000 ordinary shares represented by 2,641 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private

Placement, and (iii) 4,113,400 ordinary shares represented by 2,056 ADSs issuable upon the exercise of warrants held prior to the Private Placements.
(26)

Represents (i) 84,596,000 ordinary shares represented by 42,298 ADSs issuable upon the exercise of placement agent warrants acquired in the May Private Placement, (ii) 65,072,000 ordinary shares represented by 32,536 ADSs issuable upon the exercise of placement agent warrants acquired in the March Private Placement, and (iii) 24,431,200 ordinary shares represented by 12,215 ADSs issuable upon the exercise of warrants held prior to the Private Placements. The address for Paulson Investment Company, LLC is 40 Wall St., 39th Fl., New York, NY 10005.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

General

Our securities include (a) our ordinary shares, par value $0.0001 per share, and (b) our ADSs, each representing 2,000 ordinary shares. Our ordinary shares are registered under the Exchange Act not for trading, but only in connection with the listing of the ADSs on the Nasdaq Capital Market.

Our ADSs are listed on the Nasdaq Capital Market under the trading symbol “AKTX.”

The following is a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Ordinary shares underlying the outstanding ADSs are held by Deutsche Bank Trust Company Americas, as our depositary.

Issued Share Capital

Our board of directors, or the Board, is generally authorized to allot our shares and to grant rights to subscribe for or to convert any of our securities into shares up to an aggregate nominal amount of $4,512,232 until June 30, 2028, without seeking shareholder approval, subject to certain limitations.

Ordinary Shares

In accordance with our Amended Articles of Association, or as amended from time to time, the Articles, the following summarizes the rights of holders of, and attaching to, holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of our ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by the directors and declared by the shareholders, to be justified by our distributable profits.

Articles of Association

A summary of certain key provisions of the Articles is set out below. The summary below is not a complete copy of the terms of the Articles. For further information, please refer to the full version of the Articles filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024.

The Articles contain no specific restrictions on our purpose as a company and therefore, by virtue of section 31(1) of the Companies Act 2006, our purpose is unrestricted.

The Articles contain, among other things, provisions to the following effect:

Share Capital

Our share capital currently consists of ordinary shares. The Board may, in accordance with section 551 of the Companies Act 2006, allot, grant options over, issue warrants to subscribe, offer or otherwise deal with or dispose of any of our shares to such persons, at such times and generally on such terms and conditions as they may determine, including issuing shares with such preferred or deferred rights as resolved in our general meetings.

Voting

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Modification of Rights

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated with the consent in writing of the holders of at least three-fourths in nominal value of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class, but not otherwise. The quorum at any such meeting is two or more persons holding, or representing by proxy, at least one-third in nominal value of the issued shares in question.

Dividends

The Board may, subject to the provisions of the Companies Act 2006 and the Articles, from time to time, pay to the members such interim dividends as appear to the Board to be justified by our distributable profits.

Any dividend which has remained unclaimed for a period of twelve (12) years from the date on which such dividend becomes due for payment will, if the Board so resolve, be forfeited and cease to remain owing by us and will from then on belong to us absolutely. No dividend will bear interest as against us.

Liquidation

If we are wound up, whether the liquidation is voluntary, under supervision or by the court, the liquidator may, with the authority of a special resolution, divide among the members (excluding any holding shares or treasury shares) in specie the whole or part of our assets, whether or not the assets consist of property of one kind or of different kinds. For those purposes, the liquidator may set such value as he deems fair upon any one or more class or classes of property and may determine how such division will be effected as between the members or different classes of members. If any such division is carried out otherwise than in accordance with the existing rights of the members, every member will have the same right of dissent and other ancillary rights as if such resolution were a special resolution passed in accordance with the Articles, Insolvency Act 1986. The liquidator may, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the same authority, thinks fit and our liquidation would be complete and we would be dissolved. No member will be compelled to accept any shares in respect of which there is a liability.

Transfer of Ordinary Shares

Each of our shareholders may transfer all or any of his or her shares which are in certificated form by means of an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument must be executed by or on behalf of the transferor and (except in the case of a share which is fully paid up) by or on behalf of the transferee but need not be under seal.

Subject to applicable law, the Board may refuse to register a transfer or a certified share unless the instrument of transfer:

•	is in respect of only one class of shares;

•	is in favor of not more than four joint transferees;

•	is duly stamped (if required);

•	is in compliance with all applicable rules and regulations; and

•

is lodged at our registered office or such other place as the Board may decide accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person to whom no certificate was issued) and such other evidence (if any) as the Board may reasonably require to prove the title of the transferor and the due execution by him or her of the transfer or, if the transfer is executed by some other person on their behalf, the authority of that person to do so.

The Board may in its absolute discretion and without giving any reasons, refuse to register any transfer of a certificated share which is not fully paid, but this discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis.

Preemptive Rights

There are no rights of preemption under the Articles in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders have preemptive rights with respect to new issuances of equity securities. However our Board is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of $4,512,232; and (ii) expire (unless previously revoked or varied by us) on June 30, 2028.

Alteration of Share Capital

We may, in accordance with the Companies Act 2006, by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger nominal value than its existing shares;

•

subdivide its shares, or any of them, into shares of smaller nominal value subject nevertheless to the Companies Act 2006 and all other statutes and secondary legislation for the time being in force relating to companies to the extent that they apply to us, or the Statutes, and reclassify them, and so that the resolution by which any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to new shares; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

We may from time to time by special resolution reduce its share capital, any redenomination reserve, capital redemption reserve or share premium account, and (if permitted by the Statutes) any other non-distributable reserves in any manner authorized by the Statutes and diminish the amount of its share capital by the amount of the shares so cancelled.

Board of Directors

Appointment of Directors

Our directors are categorized into three classes: Class A directors, who are appointed for a one-year term, Class B directors, who are appointed for a two-year term, and Class C directors, who are appointed for a three-year term. Unless otherwise determined by us in a general meeting, the number of directors is not subject to a maximum but must not be fewer than three directors.

We may from time to time by ordinary resolution increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office. We may, by ordinary resolution, appoint any person to be a director, either to fill a casual vacancy or as an additional director.

We and the Board, in general meetings, each have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an additional director, but so that the total number of directors does not at any time exceed the maximum number, if any, fixed by or in accordance with the Articles at any time. Subject to the provisions of the Statutes and of the Articles, any director so appointed by the directors holds office only until the conclusion of the next following annual general meeting and is eligible for reappointment at that meeting. Any director who retires under this regulation is not taken into account in determining the directors who are to retire by rotation at such meeting.

Each director shall retire at the next general meeting after the term of their office ends. A director retiring at a general meeting, if he or she is not re-appointed, retains office until the meeting appoints someone in their place or, if it does not do so, until the end of that meeting. The directors to retire in every year include, so far as necessary to obtain the required number, any director who wishes to retire and not to offer himself or herself for re-election. Any further directors so to retire are those who have been longest in office since their last appointment or reappointment but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Board at the recommendation of the chairman of the Board. A retiring director is eligible for re-appointment, subject as set out in the Articles.

In any two year period, a majority of the directors must stand for re-election or replacement. In the event that this majority has not been met and the number of directors eligible for retirement by rotation under the provisions of the Articles are not met, any further directors so to retire are those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Board at the recommendation of the chairman of the Board. A retiring director is eligible for re-appointment, subject as set out in the Articles.

Proceedings of Directors

Subject to the provisions of the Articles, the Board may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in the Articles, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 percent) of our outstanding share capital, shall constitute a quorum. If at any time we only have one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.

Questions arising at any meeting are determined by a majority of votes. In case of an equality of votes, the chairman shall have a casting vote.

General Meetings

We must convene and hold annual general meetings once a year in accordance with the Companies Act 2006. Under the Companies Act 2006, an annual general meeting must be called by notice of at least 21 clear days and a general meeting must be called by notice of at least 14 clear days. The notice is exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairperson of the meeting, which shall not be treated as part of the business of the meeting. Save as otherwise provided by the Articles, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 percent) of our outstanding share capital, shall constitute a quorum. If at any time we only have one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.

Borrowing Powers

Subject to the Articles and the Companies Act 2006, the Board may:

•

exercise all of our powers as a company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part of it, and subject to the provisions of the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party;

•

secure or provide for the payment of any money to be borrowed or raised by a mortgage of or charge upon all or any part of the undertaking or property of ours, both present and future, and upon any capital remaining unpaid upon our shares whether called up or not, or by any other security;

•	confer upon any mortgagees or persons in whom any debenture or security is vested such rights and powers as they think necessary or expedient;

•

vest any of our property in trustees for the purpose of securing any money so borrowed or raised and confer upon the trustees, or any receiver to be appointed by them, or by any debenture holder, such rights and powers as the Board may think necessary or expedient in relation to the undertaking or our property or its management or realization, or the making, receiving, or enforcing of calls upon the members in respect of unpaid capital, and otherwise;

•	make and issue debentures to trustees for the purpose of further security and we may remunerate any such trustees;

•	give security for the payment of any money payable by us in the same manner as for the payment of money borrowed or raised.

Capitalization of Profits

The directors may, with the authority of an ordinary resolution of ours:

•

resolve to capitalize any of our undivided profits (including profits standing to the credit of any reserve), whether or not they are available for distribution, or any sum standing to the credit of our share premium account, redenomination reserve or capital redemption reserve;

•

appropriate the profits or sum resolved to be capitalized to the members in proportion to the nominal amount of ordinary shares, whether or not fully paid, held by them respectively, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full shares or debentures of ours of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such members, or as they may direct, in due proportion, or partly in one way and partly in the other;

•

resolve that any shares allotted under this regulation to any member in respect of a holding by him or her of any partly paid ordinary shares will, so long as such ordinary shares remain partly paid, rank for dividends only to the extent that such partly paid ordinary shares rank for dividend;

•

make such provisions by the issue of fractional certificates or by payment in cash or otherwise as the Board think fit for the case of shares or debentures becoming distributable under this regulation in fractions; and

•

authorize any person to enter on behalf of all the members concerned into an agreement with us providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalization and any agreement made under such authority being effective and binding on all such members.

Uncertificated Shares

Under and subject to the Uncertificated Securities Regulations 2001 (SI 2001/3755), or the Uncertificated Securities Regulations, the Board may permit title to shares of any class to be evidenced otherwise than by certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Uncertificated Securities Regulations, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system.

•

In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of the Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

•	the holding of shares of that class in uncertificated form;

•	the transfer of title to shares of that class by means of a relevant system; or

•

any provision of the Uncertificated Securities Regulations; and, without prejudice to the generality of this article, no provision of the Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the operator so long as that is permitted or required by the Uncertificated Securities Regulations, of an operator register of securities in respect of that class of shares in uncertificated form.

Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations.

If, under the Articles or the Statutes, we are entitled to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over an uncertificated share, then, subject to the Articles and the Statute, such entitlement shall include the right of the Board to: (i) require the holder of the uncertificated share by notice in writing to change that share from uncertificated to certificated form within such period as may be specified in the notice and keep it as a certificated share for as long as the Board requires; (ii) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share; and (iii) take such other action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Unless the Board determines otherwise, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form but a class of shares shall not be treated as two classes simply because some shares of that class are held in certificated form and others in uncertificated form.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Stock Exchange Listing

Our ADSs have been listed on the Nasdaq Capital Market under the symbol “AKTX” since September 21, 2015.

American Depositary Shares

Deutsche Bank Trust Company Americas, as our depositary, registers and delivers the ADSs. Each ADS represents ownership of 2,000 ordinary shares deposited with Deutsche Bank AG, London Branch with its principal office at Winchester House, 1 Great Winchester Street, London EC2N 2DB, U.K., as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property, which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We do not treat ADS holders as shareholders and accordingly, ADS holders, do not have shareholder rights. English law governs shareholder rights. The depositary or its custodian is the holder of the ordinary shares underlying the ADSs. A holder of ADSs only has ADS holder rights. A deposit agreement among us, the depositary and the ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement.

Holding the ADSs

Each holder of ADSs may hold their ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the holder, or (b) by holding ADSs in the DRS, or (2) indirectly through each holder’s broker or other financial institution. If one holds ADSs directly, then they are an ADS holder. The description set forth herein assumes that each holder holds their ADSs directly. If a holder holds the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. Each holder of ADSs should consult with their broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. The holder of ADSs receives these distributions in proportion to the number of ordinary shares their ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary converts any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. The depositary holds the foreign currency it cannot convert for the account of the ADS holders who have not been paid. The depositary does not invest the foreign currency and is not liable for any interest.

•

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary only distributes whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•

Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to ADS holders, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to ADS holders. We must first instruct the depositary to make such rights available to ADS holders and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary allows rights that are not distributed or sold to lapse. In that case, ADS holders receive no value for them. If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on ADS holders’ behalf. The depositary will then deposit the shares and deliver ADSs to ADS holders. The depositary only exercises rights if ADS holders pay it the exercise price and any other charges the rights require that ADS holders to pay. U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, ADS holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to ADS holders. We must first instruct the depositary to make such elective distribution available to ADS holders and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to ADS holders, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to ADS holders a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of

ADSs, shares, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if an ADS holder or its broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the ADS holder requests and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

The depositary may refuse to accept for surrender ADSs only in the case of (i) temporary delays caused by closing our transfer books or those of the depositary or the deposit of our ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to depositary receipts or to the withdrawal of deposited securities. Subject thereto, in the case of surrender of a number of ADSs representing other than a whole number of our ordinary shares, the depositary will cause ownership of the appropriate whole number of our ordinary shares to be delivered in accordance with the terms of the deposit agreement and will, at the discretion of the depositary, either (i) issue and deliver to the person surrendering such ADSs a new ADS representing any remaining fractional ordinary share or (ii) sell or cause to be sold the fractional ordinary shares represented by the ADSs surrendered and remit the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the person surrendering the ADS.

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

As an ADS holder, you may instruct the depositary how to vote the deposited shares your ADSs represent. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out your voting instructions or for the manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we are required to give the depositary 30 days’ advance notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date, and the depositary will mail you a notice.

Fees and Expenses

As a holder of ADSs, you will be required to pay the following fees to the depositary under the terms of the deposit agreement:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued

Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.02 per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held

Operation and maintenance costs in administering the ADSs	An annual fee of $0.02 per ADS held

Inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for England and Wales	An annual fee of $0.01 per ADS held (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

Payment of Taxes

As an ADS holder, you will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until thirty (30) days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by virtue of continuing to hold your ADSs, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf, as an ADS holder, or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you, as an ADS holder, or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary, in its sole discretion, may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate.

PLAN OF DISTRIBUTION

We are registering the ordinary shares represented by ADSs issued and the ordinary shares represented by ADSs issuable upon exercise of the March PA Warrants, Series C Warrants and May PA Warrants to permit the resale of these ordinary shares represented by ADSs by the holders of these ADSs and the March PA Warrants, Series C Warrants and May PA Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares represented by ADSs other than proceeds from the cash exercise of the March PA Warrants, Series C Warrants and May PA Warrants. We will bear all fees and expenses incident to our obligation to register the ordinary shares represented by ADSs.

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares represented by ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares represented by ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares represented by ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares represented by ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of ordinary shares represented by ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares represented by ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares represented by ADSs short and deliver ordinary shares represented by ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares represented by ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the ADSs, March PA Warrants, Series C Warrants and May PA Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares represented by ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares represented by ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares represented by ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares represented by ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares represented by ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states ordinary shares represented by ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states ordinary shares represented by ADSs may not be sold unless such ordinary shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares represented by ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares represented by ADSs by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares represented by ADSs to engage in market-making activities with respect to the ordinary shares represented by ADSs. All of the foregoing may affect the marketability of the ordinary shares represented by ADSs and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares represented by ADSs.

We will pay all expenses of the registration of the ordinary shares represented by ADSs, estimated to be $70,624 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares represented by ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters of United States federal law will be passed upon for us by Goodwin Procter, LLP, Philadelphia, Pennsylvania. The validity of the ordinary shares represented by ADSs and certain other matters as to English law will be passed upon for us by Goodwin Procter, LLP, London, England.

EXPERTS

The consolidated financial statements of Akari Therapeutics, Plc (the Company) as of December 31, 2023 and 2022 and for the years then ended incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

The consolidated financial statements of Peak Bio, Inc. as of December 31, 2023 and 2022 and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of Marcum LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph expressing substantial doubt about the ability of Peak Bio, Inc. to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement on Form S-3 filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated herein by reference for a copy of such contract, agreement or other document.

We are currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov and in the “Investor Relations” section of our website at www.akaritx.com. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, filed with the SEC on May 15, 2024 and August 19, 2024, respectively;

(3)

Our current Reports on Form 8-K and Form 8-K/A filed with the SEC on January  2, 2024; March  5, 2024; March  11, 2024; March  11, 2024; May  1, 2024; May  7, 2024; June  4, 2024; June  5, 2024, July  1, 2024, August  23, 2024 and September 6, 2024; and

(4)

The description of our ordinary shares contained in Exhibit 4.7 to our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 29, 2024, and any amendment or report filed with the SEC for the purposes of updating the description.

We also incorporate by reference any future filings (other than any filings or portions of such reports that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules, including current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus, and will become a part of this prospectus from the date that such documents are filed with the SEC. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Akari Therapeutics, Plc, 22 Boston Wharf Road FL 7, Boston, MA 02210, Attention: Samir R. Patel, M.D.

ENFORCEMENT OF FOREIGN JUDGMENTS

We are incorporated under the laws of England and Wales. Several of our directors and officers reside outside the United States, and a portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or certain of our directors and executive officers or have any of them appear in a U.S. court.

It may be difficult for U.S. investors to bring and/or effectively enforce suits against our company in England. Although English courts do recognize U.S. judgments unless there is an overriding jurisdictional or public policy reason not to do so, if a judgment is obtained in the U.S. courts based on the civil liability provisions of U.S. federal securities laws against us, difficulties may arise in enforcing the judgment against us in the English courts. The enforceability of any U.S. judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. It may similarly be difficult for U.S. investors to bring an original action in the English courts to enforce liabilities based on U.S. federal securities laws.